UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2017
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated herein by reference is the notice of annual general meeting of the Company posted by the Company on its website.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2017	REDHILL BIOPHARMA LTD. (the "Registrant") By: /s/ Dror Ben-Asher —————————————— Dror Ben-Asher Chief Executive Officer

REDHILL BIOPHARMA LTD.

(the “Company”)

Notice is hereby given that the annual general meeting of shareholders of the Company will be held on Thursday, May 11, 2017 at 3:00 p.m. Israel time (the “Meeting”), at the Company’s offices located at 21 Ha'arba'a Street, Floor 16, Tel Aviv.

The agenda of the Meeting shall be as follows:

1.    To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2017 and for an additional period until the next annual general meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2016;

2.    To approve the re-election of Mr. Dror Ben-Asher and Mr. Rick D. Scruggs to the board of directors of the Company (the "Board of Directors"), each for an additional three-year term until the annual general meeting to be held in 2020;

3.    To approve the election of Mr. Nicholas A. Weinstein to the Board of Directors for a three-year term until the annual general meeting to be held in 2020 or until earlier expired in accordance with the Company's Articles of Association;

4.    To approve the re-election of Mr. Ofer Tsimchi to the Board of Directors for a one-year term until the annual general meeting to be held in 2018;

5.    To approve the re-election of Ms. Nurit Benjamini to the Board of Directors for a two-year term until the annual general meeting to be held in 2019;

6.    To approve an amendment to the Company's Articles of Association to increase the maximum number of directors that may serve on the Board of Directors to eleven (11);

7.    To approve an amendment to the Company's Articles of Association providing for early expiration of the term of office of any director nominated by the investor who purchased at least $15 million of ADSs and warrants in our December 27, 2016 public offering if the investor and its affiliates do not meet certain beneficial ownership levels of our shares;

8.    To approve an amendment to the Company's Articles of Association to clarify that simple majority shareholder vote is required to elect a director nominated for a period of less than three years;

9.    To approve the engagement by the Company of Dror Ben-Asher to serve as the Company's Chairman of the Board of Directors and the Company's Chief Executive Officer;

10.   To approve revisions to the compensation terms of Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors;

11.   To approve grants of options to purchase Ordinary Shares in the Company to the non-executive directors of the Company; and

12.   To approve the RedHill Biopharma Ltd. Amended and Restated Award Plan (2010).

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2016.

The record date for determining the right of a shareholder of the Company to participate and vote at the Meeting will be the end of the business day on Monday, April 3, 2017 (the “Record Date”). The final date to submit a Position Statement to the Company will be Sunday, April 30, 2017. The last date to submit a voting instrument will be Thursday, May 11, 2017 at 11:00 a.m., Israel time. Voting via the electronic voting system of the Israel Securities Authority can be done from the end of the Record Date up to four hours before the time fixed for the Meeting (i.e., Thursday, May 11, 2017 at 11:00 a.m., Israel time), following which the electronic voting system will be closed.

Postponement of Meeting - If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to the next business day following the day of the scheduled Meeting, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

RedHill Biopharma Ltd.